Mail Stop 3561

December 10, 2008

Mr. Michael J. Covey
Chief Executive Officer
Potlatch Forest Products Corporation
601 West 1st Ave., Suite 1600
Spokane, Washington 99201

> **Re: Potlatch Forest Products Corporation**
> **Form 10 Amendment No. 5**
> **Filed November 24, 2008**
> **File No. 001-34146**

Dear Mr. Covey:

We have reviewed your filing and have no further comment at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Justin D. Hovey, Esq.
       Fax: (415) 983-1200